                                                                 Exhibit (h)(5)

[LOGO OF IXIS ADVISOR FUNDS]

July 1, 2007

IXIS Advisor Funds Trust I
399 Boylston Street
Boston, MA 02116

Re: Fee Waiver/Expense Reimbursement

Ladies and Gentlemen:

   IXIS Asset Management Advisors, L.P. notifies you that it will waive its management fee (and, to the extent necessary, bear other expenses of the Funds listed below) through April 30, 2008 to the extent that expenses of each class of a Fund, exclusive of brokerage (for Westpeak Capital Growth Fund only, limited to brokerage expenses incurred in connection with long positions), interest, (for Westpeak Capital Growth Fund only, substitute dividend expenses on securities sold short), taxes and deferred organizational and extraordinary expenses, would exceed the following annual rates:

             Name of Fund                     Expense Cap
             ------------                     -----------
July 1, 2007 through April 30, 2008

   Vaughan Nelson Small Cap Value Fund  1.45% for Class A shares
                                        2.20% for Class B shares
                                        2.20% for Class C shares
                                        1.20% for Class Y shares

August 1, 2007 through April 30, 2008

   Westpeak Capital Growth Fund         1.65% for Class A shares
                                        2.40% for Class B shares
                                        2.40% for Class C shares

   With respect to each Fund, IXIS Asset Management Advisors, L.P. shall be permitted to recover expenses it has borne subsequent to the effective date of this agreement (whether through reduction of its management fee or otherwise) in later periods to the extent that a Fund's expenses fall below the annual rates set forth above. Provided, however, that a Fund is not obligated to pay any such deferred fees more than one year after the end of the fiscal year in which the fee was deferred.

   During the periods covered by this letter agreement, the expense cap arrangement set forth above for each of the Funds may only be modified by a majority vote of the "non-interested" Trustees of the Trust affected.

   For purposes of determining any such waiver or expense reimbursement, expenses of the class of the Funds shall not reflect the application of balance credits made available by the Funds' custodian or arrangements under which broker-dealers that execute portfolio transactions for the Funds' agree to bear some portion of Fund expenses.

   We understand and intend that you will rely on this undertaking in preparing and filing the Registration Statements on Form N-1A for the above referenced Funds with the Securities and Exchange Commission, in accruing each Fund's expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended, and expressly permit you to do so.

                              IXIS Asset Management Advisors, L.P.

                              By IXIS Asset Management Distribution
                               Corporation, its general partner

                                   By:    /s/ COLEEN DOWNS DINNEEN
                                          -----------------------------------
                                          Coleen Downs Dinneen

                                   Title: Senior Vice President, General
                                          Counsel, Secretary & Clerk